EXHIBIT 16.1

July 26, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K (Amendment No. 2) dated July 26, 2004, of Orthodontic Centers of America, Inc. and are in agreement with the statements contained in paragraphs two, three, four and eight, except for the last sentence of paragraph three for which we have no basis to agree or disagree. In addition, we have no basis to agree or disagree with other statements of the registrant contained in paragraphs one, five, six, seven and nine, except for the last clause of the last sentence of paragraph seven with which we are in agreement.

Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2003 financial statements.

/s/ Ernst & Young LLP